UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14F-1

INFORMATION STATEMENT
PURSUANT TO SECTION 14(f) OF THE
SECURITIES EXCHANGE ACT OF 1934
AND RULE 14f-1 THEREUNDER

June 1, 2007

NATIONAL REALTY AND MORTGAGE, INC.
(Exact name of registrant as specified in its charter)
Nevada	000-27159	000-27159
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

One N.E. First Avenue, Suite 306 Ocala, Florida 34470
(Address of principal executive offices)

Registrant's telephone number, including area code: (718) 554-3652

NATIONAL REALTY AND MORTGAGE, INC.

INFORMATION STATEMENT PURSUANT TO
SECTION 14(f) OF THE
SECURITIES EXCHANGE ACT OF 1934
AND RULE 14f-1 THEREUNDER

NOTICE OF CHANGE IN THE COMPOSITION OF THE BOARD OF DIRECTORS

GENERAL

This information statement is being transmitted on or about June 1, 2007 to the holders of common stock, par value $0.001 per share, of National Realty and Mortgage, Inc. (the “Company” or “us”), a Nevada corporation, in accordance with the requirements of Section 14(f) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and Rule 14f-1 promulgated thereunder, in order to report a change in majority control of the Company’s board of directors other than by a meeting of stockholders.

NO VOTE OR OTHER ACTION BY OUR STOCKHOLDERS IS REQUIRED IN RESPONSE TO THIS INFORMATION STATEMENT.  PROXIES ARE NOT BEING SOLICITED.

On the date of this information statement, we are entering into a securities purchase agreement (the “Securities Purchase Agreement”) with Vision Opportunity Master Fund, Ltd., a Cayman Islands corporation (“Vision”), Rise Elite International Limited, a British Virgin Islands corporation (“Rise Elite”), our current directors Richard Astrom and Christopher Astrom, and the holders of the Company's 8% Series SPD Senior Subordinated Convertible Redeemable Debentures Due October 17, 2003 in the remaining principal amount of $199,202 (the “Debentures”).  Pursuant to the Securities Purchase Agreement, Rise Elite and Vision will purchase the Debentures for $675,000 and Christopher Astrom, a director and the Vice President and Chief Financial Officer of the Company, will surrender the 666,667 shares of the Company’s Class A Common Stock, par value $.001 per share (the “Class A Common Stock”) he owns.  The Debentures will then be converted into 12,734,696 shares of the Company’s regular common stock (the “Common Stock”).  At the same time, the Company will issue shares of a newly-authorized Series A Convertible Preferred Stock, par value $.001per share, to Rise Elite in exchange for all of the issued and outstanding capital stock of World Through Limited, a British Virgin Islands corporation (“WT”).   WT owns all of the stock of Sunway World Through Technology (Daqing) Co., Ltd., a company organized under the laws of the People’s Republic of China which is in the business of designing, manufacturing and selling logistic transport systems and medical dispensing systems and equipment.  Its principal product is a pneumatic tube logistic transport system which is principally used by hospitals and other medical facilities.  The Securities Purchase Agreement is expected to close on or about the date of this information statement.  A copy of the Securities Purchase Agreement will be attached as an exhibit to  the Company’s Current Report on Form 8-K, which we expect to file with the Securities and Exchange Commission (the “SEC”) shortly after the date of this information statement.

Under the terms of the Securities Purchase Agreement, Christopher Astrom will resign as a director and officer of the Company at the closing of the Securities Purchase Agreement and Richard Astrom will resign as an officer of the Company at the closing and will resign as a director of the Company ten days after the mailing of this information statement.  The Company has agreed to appoint Liu Bo, the appointee of Rise Elite and Vision, to the board of directors of the Company at the closing and, when Richard Astrom’s resignation is effective, Liang Deli, another appointee of Rise Elite and Vision, will become a director.  At that point, our board of directors will have changed in its entirety.

After the closing of the Securities Purchase Agreement, Liu Bo will be our new Chief Executive Officer and David Wang will be our new Chief Financial Officer and Secretary.

Please read this information statement carefully.  It contains biographical and other information about our new directors and officers.  All Company filings and exhibits thereto may be inspected without charge at the public reference section of the SEC at 100 F Street NE, Washington, D.C. 20549 or obtained on the SEC’s website at www.sec.gov.

VOTING SECURITIES

As of the date of this information statement, the authorized capital stock of the Company consists of 101,000,000 shares of common stock, as well as preferred stock as described below.  Our common stock includes 100,000,000 shares of Common Stock, of which 6,472,766 shares are issued and outstanding, and 1,000,000 shares of Class A Common Stock, of which 666,667 shares are issued and outstanding.  Our authorized preferred stock consists of 1,000,000 shares of preferred stock, par value $0.001 per share, of which there are no shares issued and outstanding.  Each share of Common Stock is entitled to one vote on all matters to be acted on by the Company’s stockholders and each share of Class A Common Stock is entitled to twenty votes on all matters to be acted on by the stockholders.

DIRECTORS AND OFFICERS

Current Directors and Officers

The following table sets forth the names, positions and ages of our current executive officers and directors.  Our directors serve until the next annual meeting of shareholders or until their successors are elected and qualify.  Our officers are elected by the board of directors and their terms of office are, except to the extent governed by an employment contract, at the discretion of the board of directors.  Our director, President and Chief Executive Officer, Richard Astrom, is the father of our director, Vice President and Chief Financial Officer, Christopher Astrom.

Name of Current Manager	Age	Position(s) with the Company
Richard Astrom	60	Director, President, Chief Executive Officer
Christopher Astrom	36	Director, Vice President, Secretary, Chief Financial Officer

Richard Astrom has been a director of the Company since 1994.  Mr. Astrom is an officer and director of Capital Solutions I, Inc., and of Genesis Capital Corporation of Nevada, two public companies that file periodic reports pursuant to the Exchange Act and that have their stock trading on the National Association of Securities Dealers’ over-the-counter Bulletin Board.  Mr. Astrom is currently the Secretary of Capital Solutions I, and has served as President of Genesis Capital Corporation of Nevada, and a director both of these companies, since September of 2001.  Mr. Astrom earned a Bachelors Degree in Business Administration from the University of Miami.  Richard Astrom is the father of Christopher Astrom.

Christopher Astrom has been a director of the Company since June 1995.  Mr. Astrom is currently President, Chief Executive Officer and Chief Financial Officer of Capital Solutions I and has been one of its directors since August of 2001.  Mr. Astrom has also served as Secretary and Treasurer of Genesis Capital Corporation of Nevada since September of 2001.  Mr. Astrom graduated from the University of Florida with a Bachelors Degree in Business Administration.  Christopher Astrom is the son of Richard Astrom.

New Directors and Officers

Name of Nominee	Age	Expected Position(s) with the Company
Liu Bo	42	Director and Chief Executive Officer
Liang Deli	45	Director
David Wang	40	Chief Financial Officer and Secretary

Liu Bo has been Chairman of the Board, CEO and a director of Daqing Sunway Technology Joint Stock Company Limited (“Sunway”) since March 1993.  Sunway is an affiliate of Rise Elite and WTL.  Mr. Liu has a Bachelors degree in the field of Automatic Systems Engineering from Qiqihaer University in Heilongjiang Province, China in 1986.

Liang Deli has been Vice President of Sunway since August 1997, and is under contract to serve in that position until 2017.  Mr. Liang’s area of focus is Sunway’s technology and market operations.  Mr. Liang received a Bachelors degree in the field of Automatic Systems Design and Control from Shenyang Industry University in Liaoning Province, China in 1983.

David Wang has been Chief Financial Officer of Sunway since 2006.  Mr. Wang’s area of focus is Sunway’s accounting and finances.  Mr. Wang received a Masters degree and PhD degree in the field of Finance from Xiamen University in Fujian Province, China.

COMMITTEES OF THE BOARD OF DIRECTORS

Our board of directors has no committees and we have not adopted a Code of Ethics.

           Because our board of directors currently consists of only two members, we do not have a standing nominating, compensation or audit committee.  Rather, our full board of directors performs the functions of these committees.  Also, we do not have a financial expert on our board of directors as that term is defined by Item 401(e)(2) of  Regulation  S-B promulgated by the SEC. We do not believe it is necessary for our board of directors to appoint such committees because the volume of matters that come before our board of directors for consideration permits our two directors to give sufficient time and attention to such matters to be involved in all decision making.  Because our current directors are also executive officers and stockholders, they are not independent.  Our new directors are officers of affiliates of the company and are therefore also not independent.

DIRECTOR AND OFFICER COMPENSATION

Compensation of Directors

Our directors are not compensated for their service as directors of the Company.

Compensation of Officers

The following table shows the compensation paid during the fiscal years ended September 30, 2006, 2005, and 2004, to the Company's principal executive officer.  No executive officers had a salary which exceeded $100,000 for the year ended December 31, 2006.

SUMMARY EXECUTIVE COMPENSATION TABLE

		Annual Compensation			Long Term Compensation
Name and Principal Position	Year	Salary	Bonus	Other Annual Compensation	Restricted Stock Awards	Securities Underlying Options / Warrants	All Other Compensation
Richard Astrom, CEO	2006	$702	$0	None	20,000	None	None
	2005	$0	$0	None	None	None	None
	2004	$0	$0	None	None	None	None

 OPTION AND WARRANT GRANTS IN LAST FISCAL YEAR

No options or warrants were granted in the Company’s last fiscal year (2006) and no options or warrants are held by the Company's Executive Officers.

AGGREGATE OPTION AND WARRANT EXERCISES IN THE LAST FISCAL YEAR
AND FISCAL YEAR-END OPTION AND WARRANT VALUES

The Company's Executive Officers own no options or warrants of the Company.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth certain information regarding beneficial ownership of our common stock as of September 30, 2006 by (i) each person who "beneficially" owns more than 5% of all outstanding shares of our common stock, (ii) each director and the executive officer identified above, and (iii) all directors and executive officers as a group.

Name and Address of Beneficial Owner	Number of Shares Beneficially Owned	Percent of Class	Number of Shares Beneficially Owned	Percent of Class
	Common Stock		Class A Common Stock
Richard Astrom(1)	2,544	0.04%	0	0%
Christopher Astrom(2)	60,100(3)	0.93%	666,667	100%
All directors and executive officers as a group (2 persons)	62,644	0.97%	666,667	100%

(1) Richard Astrom serves as President, Chief Executive Officer and a director of the Company.

(2) Christopher Astrom serves as a Vice President, Secretary, Chief Financial Officer and a director of the Company.

(3) The Class A Common Stock has 20 votes per share.  Each share of Class A Common Stock held by Christopher Astrom is convertible, at his option, into 20 shares of Common Stock. If Christopher Astrom were to convert his 666,667 shares of Class A Common Stock, he would hold approximately 67.66% of the Common Stock of Company.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Other than as listed below, we have not been a party to any significant transactions, proposed transactions, or series of transactions, and in which, to our knowledge, any of our directors, officers, five percent beneficial security holder, or any member of the immediate family of the foregoing persons has had or will have a direct or indirect material interest.

Richard Astrom recently transferred 2,544 shares of Common Stock to his daughter Rebecca Astrom and Christopher Astrom recently transferred 60,100 shares of Common Stock to his sister Rebecca Astrom.  Both transfers were gifts.

Until May 31, 2007, the Company owned approximately 5.39% of the outstanding shares of common stock of Genesis Capital Corporation of Nevada.  Christopher Astrom and Richard Astrom are officers and directors of Genesis.  On May 31, 2007, the shares of Genesis Capital Corporation of Nevada were transferred to Richard Astrom for services rendered.

Richard Astrom is the father of Christopher Astrom.

SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Section 16(a) of the Securities Exchange Act of 1934, as amended, requires that the Company’s directors, executive officers and persons who own more than 10% of the outstanding common stock of the Company file initial reports of ownership and reports of changes in ownership in such common stock with the SEC.  Officers, directors and stockholders who own more than 10% of the outstanding common stock of the Company are required by the SEC to furnish the Company with copies of all Section 16(a) reports they file.  To the best of our knowledge, all executive officers, directors and greater than 10% shareholders have filed the required reports in a timely manner except for reports relating to the recent transfer of 2,544 shares of Common Stock by Richard Astrom to his daughter Rebecca Astrom and the recent transfer of 60,100 shares of Common Stock by Christopher Astrom to his sister Rebecca Astrom.  Both transfers were gifts with no compensation.

MEETINGS OF THE BOARD OF DIRECTORS

During the fiscal year ended September 30, 2006, our board of directors held no meetings and approved no resolutions.

STOCKHOLDER COMMUNICATION WITH THE BOARD OF DIRECTORS

Stockholders may send communications to our Board of Directors by writing to:  One N.E. First Avenue, Suite 306, Ocala, Florida 34470, Attention: Board of Directors.

WHERE YOU CAN FIND MORE INFORMATION

The Company is subject to the information and reporting requirements of the Exchange Act and, in accordance with that act, files periodic reports, documents and other information with the SEC relating to its business, financial statements and other matters.  These reports and other information may be inspected and are available for copying at the offices of the SEC, 100 F Street, N.E., Washington, D.C.  20549 and are available on the SEC's website at www.sec.gov.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Company has caused this information statement to be signed on its behalf by the undersigned, thereunto duly authorized.

NATIONAL REALTY AND MORTGAGE, INC.

June 4, 2007	By:	/s/ Richard Astrom
Name: Richard Astrom
Title: President and Chief Executive Officer